Belcrest Capital Fund LLC Two International Place Boston, Massachusetts 02110

July 25, 2011

Via E-Mail and Overnight Courier

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Belcrest Capital Fund LLC, Form 10-K for fiscal year ended December 31, 2010
Filed February 28, 2011, File No. 0-30509

Dear Mr. Woody,

The purpose of this letter is to respond to comments on the Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) filed by Belcrest Capital Fund LLC (the “Fund”) provided by you to the undersigned in a letter dated July 13, 2011.

For convenience of reference, the Staff comments contained in your July 13, 2011 comment letter are reprinted below, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding responses of the Fund.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
(d) The Fund’s Contractual Obligations, page 22

Comment 1: In future periodic reports, please disclose the cash requirements for interest on your long-term debt obligations not covered by your interest rate swap agreement or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Response: In future periodic reports, the Fund will add the following disclosure to footnote 1 of the Fund’s Contractual Obligations table: The Fund pays a rate of interest equal to three-month LIBOR plus 1.50% per annum on outstanding borrowings under the Credit Facility.1 Because the Credit Facility may be terminated by the lender in 2011 and the spread and underlying index may be subject to change it is not possible to specify the dollar amounts payable in the future. For the year ended December 31, 2011, the Fund incurred interest expense of approximately $[ ] million for borrowings under the Credit Facility.

1 The term “Credit Facility” is defined in the Form 10-K as the Fund’s credit arrangement with Bank of America.

Financial Highlights, page 48

Comment 2: As your interest rate swap agreement fixes a portion of the cost of your borrowings under the credit facility, please tell us and include in future periodic reports the impact of interest rate swap agreements on the ratios of interest and other borrowing costs as presented or tell us why such disclosure is not beneficial.

Response: In 2003, the Office of the Chief Accountant at the SEC stated during a speech at the AICPA SEC Regulations Committee that net interest expense or income (e.g., net cash payments) periodically recognized for an interest rate swap that does not qualify for hedge accounting should be recorded in the same line item as any unrealized and realized gains or losses recognized for that instrument and should not be reclassified into revenue or expense lines associated with the related exposure. As disclosed in Note 2G of the Fund’s financial statements, the Fund records interest earned or incurred in connection with interest rate swap agreements as realized gain or loss on the consolidated statement of operations. Additionally, ASC 946 -205-50-14 states that the determination of expenses for computing the expense ratios shall follow the presentation of expenses in the fund’s statement of operations. Because interest payments on the swap agreements are not recorded within the expenses on the statement of operations, they are excluded from the ratios and such exclusion is footnoted in the financial highlights (see footnote 5 to the Financial Highlights included in the Form 10-K).

As requested, the Fund also acknowledges that:

  the Fund is responsible for the adequacy and accuracy of the disclosures in the filing;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 672-8380.

Very truly yours, /s/ Andrew C. Frenette Chief Financial Officer

cc:	Mark Rakip, Staff Accountant Division of Corporation Finance